SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on June 15, 2021, the National Electric Energy Agency - Aneel recognized, by decision of its collegiate board, the following:

(i)	set the amount to be reimbursed by the Fuel Consumption Account - CCC to Boa Vista Energia at BRL 103,883,187.32 (one hundred and three million, eight hundred and eighty-three thousand, one hundred and eighty-seven reais and thirty and two cents) in February 2020 prices;
(ii)	to establish that the effective reimbursement by the CCC to be paid to Eletrobras, referred to in item (i), shall wait the result of the analogous inspections carried out at the distributors Amazonas Energia, Eletroacre, Ceron and Boa Vista Energia, related to the periods from July 2009 to June 2016 (First Inspection Period) and from July 2016 to April 2017 (Second Inspection Period); and,
(iii)	register that the claim filed by Eletrobras and Boa Vista Energia regarding the treatment of financial costs relating to the Debt Confession Agreements (CCD) will be analyzed within the scope of Process 48500.003302/2018-22, whose object is the inspection and reprocessing of the reimbursements from the CCC to Boa Vista Energia in the period from July 1, 2016 to April 2017 (Second Inspection Period).

The amount recognized by Aneel is exactly the same that appears in technical note No. 49/2020-SFF-SFG-SRG/ANEEL, of April 6, 2020, which served as the basis for Eletrobras to record these CCC credits, assumed by distributor, in its Balance Sheet. The amount recognized by Aneel is in accordance with the amounts recorded in the Company's Financial Statements on March 31, 2021 (BRL 110.6 million), for the First Period of Inspection and monthly reprocessing of benefits reimbursed by CCC to Boa Vista Energia, in the period from July 30, 2009 to June 30, 2016, the difference between the two values being attributed to the monetary update by the IPCA, due to another base date considered.

Additionally, Eletrobras has recorded in the right to reimbursement account the amount of BRL 41.4 million in credits, assumed by Boa Vista Energia, referring to the disallowances of the CCC arising from the economic and energy efficiency criteria, a right recognized by Law 13,299/2016 , and which must be paid by the National Treasury, in addition to BRL 27.5 million from the claim for treatment of the financial costs of the Debt Confession Agreements (CCD) which will be analyzed in the Second Inspection Period, and BRL 27.7 million of current CCC credits received by the distributor and which should not have been assigned to Eletrobras, totaling BRL 207.1 million in credits assumed by Boa Vista Energia and recorded as reimbursement rights, on March 31, 2021.

With the resolution of Aneel's board of directors, at a meeting held on June 15, 2021, on the end of the First Period of Inspection of Boa Vista Energia, the agency has completed, by that date, five inspection processes and monthly reprocessing of reimbursed benefits by the CCC to the former Eletrobras distributors, being the First Period of Inspection of Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia, as well as the Second Period of Inspection of Amazonas Energia, totaling, on the base date of

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

March 31, 2021, the amount of BRL 1,905.3 million to be paid by the CCC/CDE account to Eletrobras. It should be noted that Aneel has not yet released technical notes on the Second Inspection Period of Ceron, Eletroacre and Boa Vista Energia, and when they are issued, Eletrobras will make adjustments to the credits assumed by these distributors recorded in its Balance Sheet, in the right account of refund.

In addition to the amount of BRL 1,905.3 million to be paid by the CCC/CDE account to Eletrobras, already defined by the resolution of the Aneel board regarding the five closed inspection processes, Eletrobras maintains registered, on March 31, 2021, BRL 2,513.3 million credits arising from disallowances of economic and energy efficiency, a right recognized by Law 13,299/2016 and contained in Provisional Measure 1,031/2021, currently under analysis in the National Congress, BRL 915.3 million from two claims considered of probable acceptance by Aneel in the inspection processes, as well as BRL 767.0 million in current credits that must be paid by the four distributors to Eletrobras (Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia), totaling BRL 6,101.0 million credits assumed by these distributors and recorded in Eletrobras' financial statements.

The Company will keep the market informed about the subject of this Market Announcement.

Rio de Janeiro, June 18, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.